FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	May	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	BlackBerry Enterprise Server Becomes First Mobile Platform to Achieve Common Criteria EAL4+ Certification	3
2.	BlackBerry MVS Server for Cisco Unified Communications Manager Unifies and Controls Corporate Voice Services on BlackBerry Smartphones	4
3.	HP and RIM Announce Strategic Alliance to Mobilize Business on BlackBerry	3
4.	RIM Further Extends Push Technology to BlackBerry Developers	3
5.	RIM Launches BlackBerry Enterprise Server 5.0	6

Document 1

May 4, 2009

BlackBerry Enterprise Server Becomes First Mobile Platform to Achieve Common Criteria EAL4+ Certification

Waterloo, ON - Research In Motion (RIM) (NASDAQ:RIMM)(TSX:RIM) today announced that BlackBerry® Enterprise Server 5.0 has been awarded Common Criteria Evaluation Assurance Level 4+ (EAL4+) certification. Common Criteria is an international standard for evaluating security products. Widely respected for its extensive and comprehensive evaluation by an independent third party, EAL4+ accreditation examines the design, software development methodology, and security mechanisms of BlackBerry Enterprise Server.

“As a market leader in delivering secure, mobile solutions, RIM is committed to achieving independent, third party approvals and certifications of the BlackBerry security architecture,” said Scott Totzke, Vice President, BlackBerry Security Group at RIM. “We are pleased that BlackBerry Enterprise Server is the first mobile platform to have earned this rigorous certification. This achievement is a testament to RIM’s ongoing commitment to meet the needs of security-conscious businesses and government organizations.”

“Security remains one of the most important considerations when enterprises deploy or expand the use of mobile devices. Regulated industries such as those in the  financial, insurance, investments, retail, legal, healthcare, and public sectors cannot afford to deploy anything that could compromise their data/records security or prevent meeting regulatory compliance requirements,” said Jack Gold, President and Principal Analyst of J. Gold Associates. “Choosing mobile platforms that have obtained a variety of internationally recognized security certifications is a requirement to enable companies to achieve the highest levels of inherent security and allow them to feel confident about deploying such solutions throughout their organizations.”

The Common Criteria is an international standard for validating that IT products meet specific security requirements. The BlackBerry Enterprise Server software has been independently evaluated by a third-party Common Criteria evaluation facility and meets the security criteria for EAL 4+. This evaluation assurance level is accepted under the Common Criteria Recognition Arrangement (CCRA) by 26 countries including:

•	Australia
•	Austria
•	Canada
•	Czech Republic
•	Denmark
•	Finland
•	France
•	Germany
•	Greece
•	Hungary

•	India

•	Israel
•	Italy
•	Japan
•	Republic of Korea
•	Malaysia
•	New Zealand
•	Netherlands
•	Norway
•	Pakistan
•	Singapore
•	Spain
•	Sweden
•	Turkey
•	United Kingdom
•	United States

The BlackBerry Enterprise Solution is used by thousands of security-conscious organizations and governments around the world, and has passed rigorous security assessments by many of the leading security institutions around the world.

The BlackBerry Enterprise Solution has been certified by Fraunhofer Institute SIT, and has been approved for use under the CAPS program in the UK. The solution has also had several FIPS-140 validations for its embedded encryption module.

The EAL4+ certification for BlackBerry Enterprise Server is expected to be posted on the Common Criteria Portal later this month (http://www.commoncriteriaportal.org/). BlackBerry® Device Software 5.0 is currently being tested and is expected to be awarded EAL4+ certification closer to the time of software availability later this year.

To find out more about BlackBerry security certifications please visit www.blackberry.com/go/security.

Media Contact:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

(212) 336-7509

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 2

May 4, 2009

BlackBerry MVS Server for Cisco Unified Communications Manager Unifies and Controls Corporate Voice Services on BlackBerry Smartphones

Waterloo, ON –Research In Motion (RIM) (NASDAQ: RIMM, TSX: RIM) today announced BlackBerry® Mobile Voice System (MVS) Server for Cisco® Unified Communications Manager – a new version of BlackBerry MVS Server that is optimized for use with Cisco Unified Communications Manager version 6.1 or later.

BlackBerry MVS Server for Cisco Unified Communications Manager can make employees more accessible and productive both in and out of the office, and empower organizations with the management and control of corporate voice services on BlackBerry® smartphones.

BlackBerry MVS, through integration with Cisco Unified Communications Manager, supports a rich set of features on BlackBerry smartphones, including:

-	One “reach me anywhere” corporate phone number, one caller ID and one voice mailbox for both the Cisco Unified IP desk phone and BlackBerry smartphone.

-	Simultaneous or sequential ringing of up to four devices, including BlackBerry smartphones and Cisco Unified IP Phones.

-	Easy access to Cisco Unified Communications Manager telephony functions such as call transfer and extension dialing with a seamless, intuitive user experience on BlackBerry smartphones.

-	Flexibility to make calls from the smartphone using either the BlackBerry phone number or enterprise line.

-	Ability to transition an in-session call from a BlackBerry smartphone to the user’s Cisco Unified IP Phone.

The solution, developed by RIM as part of Cisco’s Technology Developer Program, features deeper integration with BlackBerry® Enterprise Server and direct SIP integration between Cisco Unified Communications Manager and BlackBerry MVS Server for improved manageability, scalability and ease of deployment.

With BlackBerry MVS Server for Cisco Unified Communications Manager, all outbound calls from BlackBerry smartphones can automatically authenticate and route through BlackBerry Enterprise Server and Cisco Unified Communications Manager, providing added security, manageability and functionality:

•	BlackBerry smartphone authentication: Designed to ensure that only authorized users are accessing Cisco Unified Communications Manager to make calls.

•

Flexibility in IT policies and controls for fixed and mobile voice services: BlackBerry MVS Server provides IT policies and controls, which can be applied to individuals or groups of users to prevent incoming or outgoing international or long-distance calling, 411 calls, or calls based on specified area codes, giving an organization better control of their costs. These policies can be the same as those applied to desktop calls, or different, as dictated by business and IT needs.

•	Call logging: IT administrators can set policies that require all inbound and outbound calls to be logged for auditing purposes or to meet regulatory requirements.

•	Least cost call routing: Enables IT administrators to route calls from BlackBerry smartphones through Cisco Unified Communications Manager, which can help minimize long distance calling charges.

•

Centralized management: BlackBerry Enterprise Server provides a central console that enables IT administrators to set up and support BlackBerry MVS services for smartphone users and manage voice activities.

•

Turn phone numbers into corporate assets: Companies can assign enterprise phone numbers to BlackBerry smartphones. If a person leaves the company, the phone number can be reassigned to their replacement. This ensures, for example, that if a sales representative leaves, customers will be calling the company and not the sales representative’s personal cellular number.

“We are extending Cisco Unified Communications Manager to BlackBerry smartphones to satisfy the demands of an increasingly mobile workforce,” said Alan Panezic, vice president, platform product management at RIM. “The deep integration between BlackBerry MVS Server, BlackBerry Enterprise Server and the Cisco phone system can provide mobile workers with a complete mobile office that includes secure email, corporate applications and enterprise voice services on their BlackBerry smartphones.”

“BlackBerry MVS Server and Cisco Unified Communications Manager together with BlackBerry Enterprise Server is a powerful combination for unified communications,” said Laurent Philonenko, vice president and general manager, Cisco Unified Communications business unit. “The integrated solution now enables IT professionals to manage mobile costs by extending corporate voice policy to their mobile devices, while offering BlackBerry smartphone users a rich set of familiar enterprise features through the same elegant, user interface of the BlackBerry smartphone.”

BlackBerry MVS Server for Cisco Unified Communications Manager will be available for North American customers in the third quarter of this year. It requires BlackBerry Enterprise Server 4.1.5 or later, Cisco® Unified Communications Manager 6.1 or later, and a BlackBerry MVS Client installed on BlackBerry smartphones running BlackBerry Device Software 4.5 or later.

BlackBerry MVS Server is also available for a variety of telecommunications environments, including support for mixed TDM and IP PBX environments. For more information about BlackBerry MVS Server for Cisco Unified Communications Manager and other PBX systems, visit www.blackberry.com/go/mvs.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or service.

Media Contacts:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

mconway@brodeur.com

212-336-7509

Investor Contact:

RIM Investor Relations

investor_relations@rim.com

519-888-7465

Document 3

News Release

May 4, 2009

HP and RIM Announce Strategic Alliance to Mobilize Business on BlackBerry

PALO ALTO, Calif., May 4, 2009 – HP and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced they are establishing a strategic alliance to deliver a portfolio of solutions for business mobility on the BlackBerry® platform.

The solutions, which include support for BlackBerry® Enterprise Server 5.0, are focused on increasing service levels, reducing operations costs and improving productivity for customers.

HP and RIM plan to design and launch offerings to increase the productivity levels of the growing number of global mobile employees, enabling businesses to extend the return on their investments in mobility.

“As businesses look for new ways to increase service levels, reduce operational costs and improve productivity, they can meet these challenges by transforming how they manage the infrastructure that powers their mobile workforces,” said Ann Livermore, executive vice president, Technology Solutions Group, HP. “Emerging models of communications and collaboration have created an opportunity for RIM and HP to provide service-based mobile solutions that deliver value to customers.”

“RIM and HP are working together to deliver solutions to customers that weave mobility into their daily operations – from innovative new services in the cloud to managed mobile services for the enterprise,” said Jim Balsillie, co-chief executive officer, Research In Motion. “Through our collaboration with HP, businesses will have access to an expanded set of applications and services for their BlackBerry smartphone deployments.”

At this year’s Wireless Enterprise Symposium (WES) in Orlando, Fla., HP will be demonstrating two new solutions – HP CloudPrint for BlackBerry® smartphones and HP Operations Manager for BlackBerry Enterprise Server.

HP CloudPrint for BlackBerry Smartphones

HP CloudPrint for BlackBerry smartphones is a web services based solution that allows users to print emails, documents, photos and web pages using a BlackBerry smartphone, wherever they are – in the office, at home or on the road.

The CloudPrint service enables mobile users to easily print to the nearest printer. The service is printer-agnostic and driverless and requires simple Internet access. HP and RIM plan to make CloudPrint available to BlackBerry® Internet Service subscribers as well as BlackBerry Enterprise Server customers.

The CloudPrint technology was invented by HP Labs, the company’s central research arm.

HP Operations Manager for BlackBerry Enterprise Server

HP also is introducing software to centrally monitor and manage the extended BlackBerry solution ecosystem, whether it is virtual or physical. This ecosystem includes the BlackBerry Enterprise Server software, mail servers, databases, Microsoft Active Directory and server operating systems such as Windows® Server. Plans also include extending the capabilities of the monitoring solution to provide an end to end view of enterprise applications running on the BlackBerry platform.

HP Operations Manager for BlackBerry Enterprise Server correlates events from each part of the mobile ecosystem to help customers pinpoint potential issues and take corrective actions to remediate them. This single console reduces costs associated with monitoring multiple consoles and provides customers with a consolidated view into events, enabling them to manage performance and deliver optimal service levels for BlackBerry messaging services.

In addition, HP delivers services and products to optimize customers’ mobility infrastructures:

Managed BlackBerry Services

Managed BlackBerry® Services, part of EDS Mobile Workplace Services, allow organizations to outsource the management of their BlackBerry smartphone deployments so they can focus on their core businesses. The services are designed to integrate the mobility ecosystems for large enterprises, whether they are hosted in EDS’ data centers or in a client’s own environment.

Currently, EDS manages close to 500,000 BlackBerry smartphones for clients.

HP ProLiant servers trusted to run BlackBerry Enterprise Server

HP’s enterprise customers can use HP ProLiant servers to run BlackBerry Enterprise Server software. The latest generation of HP ProLiant G6 servers brings together the best HP innovations in energy efficiency, virtualization and services to enable large and small customers to do more with less. HP redefines server economics to deliver double the performance of previous generations, enabling customers to get more value out of every IT dollar.

Shane Robison, HP executive vice president and chief strategy and technology officer, will deliver a keynote address at the Wireless Enterprise Symposium 2009 in Orlando, Fla., on May 6.

More information is available at www.blackberry.com/hp.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About HP

HP, the world’s largest technology company, simplifies the technology experience for consumers and businesses with a portfolio that spans printing, personal computing, software, services and IT infrastructure. More information about HP (NYSE: HPQ) is available at http://www.hp.com/.

Note to editors: More news from HP, including links to RSS feeds, is available at

http://www.hp.com/hpinfo/newsroom/.

Microsoft and Windows are U.S. registered trademarks of Microsoft Corp. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or service. Microsoft is a U.S. registered trademark of Microsoft Corp. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

This news release contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to statements of the plans, strategies and objectives of management for future operations; any statements concerning expected development, performance or market share relating to products and services; any statements regarding anticipated operational and financial results; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include macroeconomic and geopolitical trends and events; the execution and performance of contracts by HP and its customers, suppliers and partners; the achievement of expected operational and financial results; and other risks that are described in HP’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2009 and HP’s other filings with the Securities and Exchange Commission, including but not limited to HP’s Annual Report on Form 10-K for the fiscal year ended October 31, 2008. HP assumes no obligation and does not intend to update these forward-looking statements.

© 2009 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice. The only warranties for HP products and services are set forth in the express warranty statements accompanying such products and services. Nothing herein should be construed as constituting an additional warranty. HP shall not be liable for technical or editorial errors or omissions contained herein.

Document 4

May 4, 2009

RIM Further Extends Push Technology to BlackBerry Developers

Real-time content delivery builds value into mobile applications for consumers

Waterloo, ON –Research In Motion (RIM) (NASDAQ: RIMM, TSX: RIM) today announced the availability of a new BlackBerry push API (application programming interface) that will enable developers to push real-time content to BlackBerry® smartphones.

RIM is extending its existing, well-proven push technology from the enterprise into the consumer space, allowing developers to leverage push technology for BlackBerry® applications targeted at consumers. Push technology provides a proactive mechanism for developers to deliver data to BlackBerry smartphones as it becomes available. It brings immediacy to mobile communications with real-time content, preserves battery life, and minimizes data usage by eliminating the need for “poking” and “polling” servers. RIM’s unique push technology significantly enhances the user experience and provides a proactive mechanism for developers to deliver data to BlackBerry smartphones as the data becomes available.

“Push technology has previously been available to corporate developers with the BlackBerry® Enterprise Solution, and is built into a range of smartphone applications for business,” said Alan Brenner, Senior Vice President, BlackBerry Platforms at Research In Motion. “With the availability of this push API, BlackBerry developers can build true push technology into their Java-based consumer applications and enhance the user experience by delivering valuable content to users in real time.”

The new BlackBerry push API allows developers to push content, as well as alerts, to BlackBerry smartphone users. Users will not have to wait for lengthy content downloads once alerts are received.

Push APIs for browser content are the foundation of the BlackBerry® Web Signals service launched by RIM in October 2008. (http://press.rim.com/release.jsp?id=1870.) BlackBerry Web Signals technology enables online content providers to push alerts to BlackBerry smartphone users when relevant content has been published or updated and supports one-click access from an icon to the online information.

The BlackBerry push API is ideal for mobile applications that deliver value by providing real-time content and updates, including news, weather, banking, medical, IT services applications and games. Several organizations are already developing applications with the BlackBerry push API, including:

•

DevelopIQ – The 7digital Music Store allows users to browse, search, discover and purchase high quality, DRM-free MP3 music from their BlackBerry smartphones. Purchases made on the move are automatically replaced with high quality versions when the user returns home via Wi-Fi Auto-Sync. The 7digital Music Store will use the BlackBerry push API to ensure that purchases the user makes on 7digitial.com are automatically delivered to their BlackBerry smartphone.

•

Handmark® – With the new BlackBerry push API technology, the Pocket Express® news and information service from Handmark can alert customers of breaking news, sports stats, weather alerts, flight status updates and other information immediately as it happens. This offers a more timely, relevant and engaging experience for customers.

•

Salesplace – SalesNOW will leverage the BlackBerry push API to give customers the ability to send immediate notifications, such as sales leads, service requests, client calls and appointments, to sales and service reps in the field.

•

The Hockey News – Powered by Polar Mobile, The Hockey News application gives fans real-time score updates, late-breaking news headlines, player statistics, team standings and expert analysis from across the NHL. The Hockey News will leverage the BlackBerry push API to keep fans up to date with the latest scores sent directly to their BlackBerry smartphones.

The BlackBerry push API is available exclusively to BlackBerry® Alliance Program members. For more information about the BlackBerry Alliance Program, visit www.blackberry.com/go/alliances.

For more information about BlackBerry push APIs, visit www.blackberry.com/developers/pushapi.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

mconway@brodeur.com

212-336-7509

Investor Contact:

RIM Investor Relations

investor_relations@rim.com

519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or service.

Document 5

May 4, 2009

RIM Launches BlackBerry Enterprise Server 5.0

Next Generation Mobility Platform Delivers Rich Set of Advanced IT Administration Features and Smartphone Controls

Waterloo, ON –Research In Motion (RIM) (NASDAQ: RIMM, TSX: RIM) today announced the availability of BlackBerry® Enterprise Server 5.0 – the next generation of RIM’s secure, push-based server software for business mobility. Version 5.0 supports advanced IT administration features and smartphone controls that help improve the productivity of mobile workers and more effectively meet the demands of large-scale, mission critical enterprise deployments.

BlackBerry Enterprise Server 5.0 enables a secure, centrally managed link between BlackBerry® smartphones and enterprise systems, applications, corporate phone environments (with BlackBerry® Mobile Voice System) and wireless networks. It tightly integrates with IBM® Lotus® Domino®, Microsoft® Exchange®, and Novell® GroupWise®, and is designed to provide highly secure access to email, organizer data, instant messaging, voice (via BlackBerry MVS), browser and other enterprise applications. It also provides advanced security features and administrative tools that simplify the management and use of the BlackBerry® solution within the enterprise.

“We are proud to unveil the next generation of BlackBerry Enterprise Server software,” said Mike Lazaridis, President and Co-CEO at RIM. “BlackBerry Enterprise Server 5.0 significantly raises the bar for advanced IT manageability, high availability, system monitoring and reporting. It has undergone testing in real world environments for over a year and is available now for customers.”

BlackBerry Enterprise Server 5.0 Enhancements and Key Features

BlackBerry Enterprise Server 5.0 provides enhanced IT management and administration features, including:

-

BlackBerry® Administration Service, a new administration component with a web-based user interface that provides centralized management, monitoring and control of smartphone deployments and the complete BlackBerry system environment. IT staff can easily access the BlackBerry Administration Service from an Internet Explorer web browser.

-

Role-based access controls allow IT administrators to delegate tasks to IT staff, either individuals or groups, and control access to IT functionality. Screen consoles display only the functions that are available to the individual IT administrator.

-	Over-The-Air application deployment and device software updates can be better managed and controlled with job scheduling and throttling.

-	IT administrative task scheduling supports the deployment of device, application and server updates at times that can help minimize impact on smartphone users and business operations.

-	Mobile application management and deployment enhancements support the efficient management and control of applications across smartphone deployments, allowing IT administrators to:

o	Publish updates and optional applications that are available for download by smartphone users.
o	Push mandatory applications or updates to individuals or groups of users.
o	Identify “disallowed” applications to prevent smartphone users from downloading prohibited applications.

-

Simplified IT policy management allows IT administrators to create groups of smartphone users and nested groups, then apply IT policies or perform IT tasks for one or more groups, in addition to applying policies to individuals.

-

Approximately 450 IT policies that can be applied to individuals or groups of smartphone users, ranging from enforcing smartphone password protection and controlling access to third party smartphone applications, to controlling the use of specific smartphone features, such as using a camera or video recording.

-	System health monitoring provides a unified, color-coded view of the BlackBerry environment, both server and user related, for the easy identification of potential issues.

-

Advanced reporting features, including trending, chart analysis and server statistics, provide a comprehensive view into the overall health of the BlackBerry system environment. BlackBerry Enterprise Server also stores up to 56 weeks of health scores for historical trending analysis.

-

Built-in high availability and automated failover allows IT administrators to set BlackBerry Enterprise Server to automatically issue alerts and then failover to a standby server when certain thresholds are met. Load balancing between the primary and standby server is an option for some shared service components like the Attachment Service. Manual failover from the primary server to the standby server is an option for IT administrators to perform planned maintenance tasks without affecting smartphone service.

-

BlackBerry Enterprise Transporter Tool makes upgrading to BlackBerry Enterprise Server 5.0 easy and seamless. It streamlines the transfer of multiple user accounts from one BlackBerry Enterprise Server domain to another without impact to or action required by end users.

“The smartphone is essential for enterprises looking to improve employee productivity, accessibility, and responsiveness in today’s economic environment,” said Chris Hazelton, Research Director, Mobile and Wireless at The 451 Group. “As smartphones take on greater relevance in the enterprise and deployments grow, the demands on IT departments grow exponentially, making manageability, control and high availability must-haves in the supporting mobile infrastructure.”

Support for New Smartphone Features

BlackBerry Enterprise Server 5.0 supports all current BlackBerry smartphones and supports the following smartphone features with BlackBerry Device Software 5.0*:

-	Remote access to Windows network file shares to allow smartphone users to securely retrieve, view, edit and email documents from behind the firewall.

-	Flag emails for follow-up in the same way that flags are used in Microsoft Outlook®.

-	Create, move, browse, rename and delete email folders directly from the smartphone, and view and attach files from those folders to emails sent from the smartphone.

-	View attachments in a meeting request or calendar entry, and forward calendar appointments with attachments.

-	Easily manage personal and public distribution lists.

-	Use of Calendar Meeting Delegation for IBM® Lotus® Domino®, which allows attendees to delegate invitations to others from their BlackBerry smartphones.

In Use Today

BlackBerry Enterprise Server 5.0 has undergone testing in real world environments for over a year, and is in use today at a number of organizations in North America and Europe, including IBM (www.ibm.com), Linklaters (www.linklaters.com), Metro Group (www.metro-ag.com), Osler, Hoskin & Harcourt LLP (www.osler.com), Reed Smith LLP (www.reedsmith.com), and Tayside Fire and Rescue (www.taysidefire.gov.uk).

RIM itself has also been running BlackBerry Enterprise Server 5.0 and has more than 10,000 employees connected on the new version. The majority of RIM employees were migrated to version 5.0 using the new BlackBerry Enterprise Transporter tool.

“The new capabilities for handling applications in BlackBerry Enterprise Server 5.0 are exciting,” said Todd Belt, CTO of IBM Mobile Enterprise Services. “These capabilities are of tremendous significance to our enterprise customers as they continue to adopt mobile applications to meet their business needs.”

“BlackBerry Enterprise Server 5.0 is ready for a production environment,” said Paul Williamson, Systems Management Engineer at Linklaters. “Having piloted the new solution for over a year, the benefits are obvious. Access to the new console from a web browser makes remote administration very easy and the high availability options have worked extremely well since day one. Our overall experience with it has been excellent.”

“Metro Group has been successfully trialing BlackBerry Enterprise Server 5.0 for 18 months and we are currently using it to run and manage over 1,500 employees’ BlackBerry smartphones,” said Ernst Lueckerath, Head of Global Communication and Security at MGI METRO Group Information Technology. “One of the key benefits of BlackBerry Enterprise Server 5.0 is high availability, meaning that we can reliably and instantly switch servers to manage issues, or for regulated maintenance and upgrades, without impacting our employees’ BlackBerry service.”

“The upgrade to BlackBerry Enterprise Server 5.0 was one of the easiest we have ever performed.  Totally flawless!” said Roosevelt J. Russell Jr., Remote Computing Analyst at Reed Smith LLP.

“BlackBerry Enterprise Server 5.0 has been successfully tested and deployed within Tayside Fire and Rescue and we are impressed with the new administrative features,” said Gary Bellfield, ICT Manager at Tayside Fire and Rescue. “Having true high availability built into the platform has given us further peace of mind as we rely on our BlackBerry smartphones to help support the life-critical emergency services we provide.”

New Support Programs and Services

RIM is also announcing today new technical support, professional services, and training and certification programs to help BlackBerry Enterprise Server 5.0 customers achieve the best possible performance and return on investment from their BlackBerry smartphone deployments:

-

BlackBerry® Technical Support Services – www.blackberry.com/btss – offers a new tiered program with varying degrees of support to meet the range of customer needs. New services include Change Management Planning, Health Check Services and Direct to Level Two Support Resources.

-	BlackBerry® Migration Planning Services –www.blackberry.com/professional_services – are designed to help organizations plan their upgrade to BlackBerry Enterprise Server 5.0.

-

BlackBerry® Training and Certification Programs for BlackBerry Enterprise Server 5.0 are planned for availability in the third quarter of this year. For more information about training for new administrators, visit www.blackberry.com/training. For more information about certification for administrators of BlackBerry Enterprise Server 5.0, visit www.blackberry.com/certification.

“RIM's new professional services, support and training programs have helped us prepare for our transition to BlackBerry Enterprise Server 5.0,” said Peter Bier, CIO, Osler, Hoskin & Harcourt LLP. “The RIM team analyzed our mobility needs and our IT staff's preparedness to determine the right system setup, training requirements, level of support and migration plan that would ensure a smooth transition to version 5.0.”

Certified Secure

Also announced today, BlackBerry Enterprise Server 5.0 has obtained Common Criteria Evaluation Assurance Level 4 (EAL 4+) certification (see separate release). The Common Criteria is an international standard for validating that IT products meet specific security requirements. Certifications are recognized by 26 countries, including Australia, Canada, France, Germany, the United Kingdom and the United States.

Available Today

BlackBerry Enterprise Server 5.0 is available today for IBM® Lotus® Domino® and Microsoft® Exchange. For more information, visit http://na.blackberry.com/eng/services/server.

* BlackBerry Device Software 5.0 is scheduled to be available later this year.

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or service.

Media Contact:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

mconway@brodeur.com

212-336-7509

Investor Contact:

RIM Investor Relations

investor_relations@rim.com

519-888-7465

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 13, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations